555 Eleventh Street, N.W., Suite 1000 Washington, D.C. 20004-1304 Tel: (202) 637-2200 Fax: (202) 637-2201 www.lw.com
FIRM / AFFILIATE OFFICES

VIA EDGAR CORRESPONDENCE

September 26, 2005

W. Bradshaw Skinner

Branch Chief – Accounting

Office of Computers and Online Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Boston Brussels Chicago Frankfurt Hamburg Hong Kong London Los Angeles Milan Moscow New Jersey	New York Northern Virginia Orange County Paris San Diego San Francisco Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

Re:	Mentor Graphics Corporation
Form 8-K Dated July 29, 2005
Filed July 29, 2005
File No. 0-13442

Dear Mr. Skinner:

This letter sets forth the response of Mentor Graphics Corporation (the “Company”) to the Staff’s comments to the above-referenced filing received by letter dated August 26, 2005 (the “Comment Letter”). Based upon the Comment Letter, the Company has reviewed the rules of the Securities and Exchange Commission (the “Commission”) governing non-GAAP financial measures, including Item 10(e) of Regulation S-K and Regulation G, as well as the Staff’s guidance in its June 13, 2003 Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (the “FAQ”).

As a result of its review of such rules and related Staff guidance, the Company proposes to adopt a new disclosure policy for inclusion of non-GAAP performance measures in its earnings releases. As discussed on September 8, 2005 with your colleague, Marc Thomas, the Company wishes to discuss the proposed disclosure, attached as Exhibit A hereto (the “Proposed Disclosure”) with the Staff. We and the Company believe that the Proposed Disclosure is consistent with the Commission’s guidance for use of non-GAAP performance measures in FAQ 8. The Company proposes to use the Proposed Disclosure in future releases, along with appropriate reconciliations to GAAP net income, in presenting non-GAAP performance measures.

For your convenience, we have set forth below each of the Staff’s comments from the Comment Letter immediately before the Company’s response.

Form 8-K dated July 29, 2005

1.	Revise your disclosures in the press release to eliminate all references to “pro forma” net income, “pro forma” results, “pro forma” earnings and “pro forma”

September 26, 2005

earnings per share. The information you have presented throughout the press release should be referred to as “non-GAAP” and not “pro forma.” Pro forma has a different meaning as defined by generally accepted accounting principles and SEC rules that is significantly different than your presentation. Refer to Regulation S-K, Item 10(e)(ii)(E).

Response:

The Company will comply with this comment in future disclosures filed with or furnished to the Commission. See the Proposed Disclosure.

2.	We note that you have presented several pro forma statements of operations in the press release for the three and six month periods of fiscal 2004 and 2005. Revise to identify these statements of operations as being non-GAAP as opposed to being labeled as “pro forma.” Further, we note that the non-GAAP statement of operations excludes recurring items: amortization of purchased technology, amortization of intangible assets, special charges, merger and acquisition charges and income tax benefits/expense. Your disclosures should demonstrate the usefulness of providing these types of non-GAAP measures in assessing your performance. We note that these recurring items are a result of your operations and have contributed to your performance. Refer to Question 8, Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Response:

The Proposed Disclosure, which has been modified to comply with FAQ 8, will be included in future disclosure filed with or furnished to the Commission.

*        *        *

Please call the undersigned at (202) 637-2242 or Mark Stegemoeller at (213) 891-8948.

Very truly yours,

/s/ John J. Huber

John J. Huber

of LATHAM & WATKINS LLP

cc:	Marc D. Thomas

September 26, 2005

EXHIBIT A

MENTOR GRAPHICS CORPORATION PROPOSED POLICY

FOR EARNINGS RELEASE DISCLOSURE OF NON-GAAP FINANCIAL MEASURES

Discussion of Non-GAAP Financial Measures

Mentor Graphics management evaluates and makes operating decisions using various performance measures. In addition to our GAAP results, we also consider adjusted net income (loss), which we refer to as non-GAAP net income (loss). This measure is generally based on the revenues of our product, maintenance and services business operations and the costs of those operations, such as cost of revenue, research and development, sales and marketing and general and administrative expenses, that management considers in evaluating our ongoing core operating performance. Non-GAAP net income (loss) consists of net income (loss) excluding amortization of intangible assets, merger and acquisition charges, special charges and charges and gains which management does not consider reflective of our core operating business. Intangible assets consist primarily of purchased technology, backlog, trade names, customer relationships, employment agreements and stock options issued in connection with acquisitions. Merger and acquisition charges represent in-process research and development charges related to products in development that had not reached technological feasibility at the time of acquisition. Special charges consist of post-acquisition restructuring costs including severance and benefits, excess facilities and asset-related charges, and also include strategic reallocations or reductions of personnel resources. In addition, for purposes of comparability across other periods and against other companies in our industry, non-GAAP net income (loss) is adjusted by the amount of additional taxes or tax benefit that the company would accrue using a normalized effective tax rate applied to the non-GAAP results. In addition, during the second quarter of 2005, a $4.75 million purchase of technology that had not yet reached technological feasibility was excluded as it is not a part of the company’s direct cost of ongoing operations.

Non-GAAP net income (loss) is a supplemental measure of our performance that is not required by, or presented in accordance with, GAAP. Moreover, it should not be considered as an alternative to net income, operating income or any other performance measure derived in accordance with GAAP, or as an alternative to cash flow from operating activities or as a measure of our liquidity. We present non-GAAP net income (loss) because we consider it an important supplemental measure of our performance.

Management excludes from its non-GAAP net income (loss) certain recurring items to facilitate its review of the comparability of the company’s core operating performance on a period to period basis because such items are not related to the company’s ongoing core operating performance as viewed by management. Management uses this view of its operating performance for purposes of comparison with its business plan and individual operating budgets and allocation of resources. Additionally, when evaluating potential acquisitions, management excludes the items described above from its consideration of target performance and valuation. More specifically management adjusts for the excluded items for the following reasons:

September 26, 2005

•	Amortization charges for our intangible assets are inconsistent in amount and frequency and are significantly impacted by the timing and magnitude of the company’s acquisition transactions. We therefore consider our operating results without these charges when evaluating our core performance. Generally, the most significant impact to the company’s net income (loss) is in the first twelve months following the acquisition.

•	Special charges are primarily severance related and are due to the company’s reallocation or reduction of personnel resources driven by modifications of business strategy or business emphasis and by assimilation of acquired businesses. These costs are originated based on the particular facts and circumstances of business decisions and can vary in size. Special charges also include excess facility and asset-related restructuring charges. These charges are not specifically included in the company’s annual operating plan and related budget due to the rapidly changing technology and competitive environment in our industry. We therefore exclude them when evaluating our managers’ performance internally.

•	Merger and acquisition charges are in- process R&D charges, which are largely disregarded as acquisition decisions are made and which often result in charges that vary significantly in size and amount. Management excludes these charges when evaluating the impact of an acquisition transaction and our ongoing performance.

•	Income tax expense (benefit) is adjusted by the amount of additional tax expense or benefit that we would accrue if we used non-GAAP results instead of GAAP results in the calculation of our tax liability, taking into consideration the company’s long-term tax structure. We use a normalized effective tax rate of 17%, which reflects the weighted average tax rate applicable under the various tax jurisdictions in which the company operates assuming current year forecasted geographic business mix. This rate is subject to change as the geographic business mix and statutory tax rates and their effect on the weighted average tax rate differ over time. Our GAAP tax rate for the six months ended June 30, 2005 is 52% and assumes a pre-tax profit for the year overall resulting in a tax benefit in our 2005 six month GAAP results. This tax rate is substantially impacted by minor changes in forecasted earnings as pre-tax income for the year is currently projected to be near break-even, which exacerbates the effect of certain mandatory payments in some jurisdictions on our overall expected tax rate. Our adjustment for tax related items in 2005 applies this normalized rate to our non-GAAP pre-tax loss, and thereby reduces the unusually large benefit for taxes reflected in our GAAP results. Our adjustment for tax-related items in 2004 primarily reflects the elimination of the additional tax charge associated with a one-time intercompany tax dividend of $120 million, in addition to the tax impact of other previously described non-GAAP adjustments.

Non-GAAP net income (loss) also facilitates comparison with other companies in our industry, which use similar financial measures to supplement their GAAP results. However, non-GAAP net income (loss) has limitations as an analytical tool, and you should not consider this measure in isolation or as a substitute for analysis of our results as reported under GAAP. In the future the company expects to continue to incur expenses similar to the non-GAAP adjustments

September 26, 2005

described above and exclusion of these items in our non-GAAP presentation should not be construed as an inference that these costs are unusual, infrequent or non-recurring. Some of the limitations in relying on non-GAAP net income (loss) are:

•	Amortization of intangibles, though not directly affecting our current cash position, represent the loss in value as the technology in our industry evolves, is advanced or is replaced over time. The expense associated with this loss in value is not included in the non-GAAP net income (loss) presentation and therefore does not reflect the full economic effect of the ongoing cost of maintaining our current technological position in our competitive industry which is addressed through our research and development program.

•	The company regularly engages in acquisition and assimilation activities as part of its ongoing business and therefore we will continue to experience special charges and merger and acquisition charges on a regular basis. These costs also directly impact available funds of the company.

•	The company’s income tax expense (benefit) will be ultimately based on its GAAP taxable income and actual tax rates in effect, which may differ significantly from the 17% rate assumed in our non-GAAP presentation.

•	Other companies, including other companies in our industry, may calculate non-GAAP net income (loss) differently than we do, limiting its usefulness as a comparative measure.

Investors and potential investors are encouraged to review the reconciliation of non-GAAP financial measures contained within this press release with our net income (loss), which is our most directly comparable GAAP financial results. We compensate for the limitations of our use of non-GAAP financial measures by relying primarily on our GAAP results and using non-GAAP financial measures only supplementally. For more information, see the consolidated statements of operations contained in this press release.